TASEKO REPORTS $62 MILLION OF CASH FLOW FROM OPERATIONS
IN THE SECOND QUARTER 2017

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 2, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports cash flow from operations of $62.3 million in the second quarter of 2017, earnings from mining operations before depletion and amortization* of $46.5 million and adjusted EBITDA* of $42.8 million.

Russell Hallbauer, President & CEO commented, “In the first half of 2017 we built on the successes realized in the fourth quarter of 2016, and capitalized on rising copper prices. Over the past nine months we have generated $192 million of cash flow from operations and $147 million in earnings from mining operations before depletion and amortization. Over the same period, site spending has been consistent and in the second quarter site operating costs, net of by-products was US$0.97 per pound with C1* costs of US$1.31 per pound.”

“During the second quarter we completed a US$250 million debt offering. We used the proceeds from this offering, along with a portion of our cash balance, to repay approximately US$275 million of debt which was due in 2019. We felt it was important to take advantage of a healthy bond market to reduce our overall debt and extend the due date to 2022,” continued Mr. Hallbauer.

Mr. Hallbauer added, “With the copper price recently increasing to two-year highs, combined with nearly $100 million of cash on hand plus our long-term debt reduced and termed out five years, we are in a very good position to continue investing in and advancing our pipeline of projects.”

“For the past four weeks, uncontrolled wildfires resulted in evacuation orders for a number of communities in the Cariboo where most of our Gibraltar employees reside. These evacuation orders have affected the complement of personnel who operate Gibraltar, and access to and from the mine was also significantly curtailed during this period. This has resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mining and milling operations are beginning to return to normal as some evacuation orders have been lifted over the past week. Third quarter copper sales volumes are expected to be up to 10% lower than the second quarter of 2017. The situation continues to evolve and we are hopeful that the worst is behind us,” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

Second Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $46.5 million;
  Cashflow from operations was $62.3 million for the second quarter;
  Adjusted net income* for the quarter was $14.3 million (or $0.06 per share) and net income was $5.2 million (or $0.02 per share);
  Site operating costs, net of by-product credits* were US$0.97 per pound produced, down 44% from the second quarter of 2016;
  The Gibraltar Mine produced 39.4 million pounds of copper and 0.8 million pounds of molybdenum (100% basis) at a total operating cost (C1)* of US$1.31 per pound;
  Total sales for the second quarter were 40.7 million pounds of copper and 0.8 million pounds of molybdenum;
  On April 12, 2017, the Company announced that a new long-term agreement was ratified by its unionized employees at Gibraltar. The new agreement will be effective through May 31, 2021;
  On June 14, 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022. The Company used the net proceeds of the offering and $72 million of its existing cash balance, to fund the redemption of its US$200 million senior notes due 2019 and to repay its senior secured credit facility (due March 2019) and the related copper call option;
  Long-term debt and other financial liabilities have been reduced by $63 million during the first six months of 2017, and the maturity date of long-term debt has been extended from 2019 to 2022; and
  The Company’s cash balance at June 30, 2017 was $97 million, which was after the $72 million used for the debt refinancing.

Subsequent Events

  On July 18, 2017, the Company received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity Gold-Copper project site. The Notice of Work (“NOW”), which is a multi-year permit, will allow the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act; and
  For the past four weeks, uncontrolled wildfires resulted in evacuation orders for a number of communities in the Cariboo where most of our Gibraltar employees reside. These evacuation orders have affected the complement of personnel who operate Gibraltar, and access to and from the mine was also significantly curtailed during this period. This has resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mining and milling operations are beginning to return to normal as some evacuation orders have been lifted over the past week. Third quarter copper sales volumes are expected to be up to 10% lower than the second quarter of 2017.

. *Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change	2017	2016	Change
Revenues	99,994	55,090	44,904	204,383	113,273	91,110
Earnings (loss) from mining operations before depletion and amortization*	46,460	(3,164)	49,624	99,887	(3,468)	103,355
Earnings (loss) from mining operations	34,661	(17,302)	51,963	78,511	(31,116)	109,627
Net income (loss)	5,247	(19,384)	24,631	21,726	(20,899)	42,625
Per share - basic (“EPS”)	0.02	(0.09)	0.11	0.10	(0.09)	0.19
Adjusted net income (loss)*	14,305	(19,758)	34,063	29,560	(37,841)	67,401
Per share - basic (“adjusted EPS”)*	0.06	(0.09)	0.15	0.13	(0.17)	0.30
EBITDA*	43,805	(7,858)	51,663	92,950	3,144	89,806
Adjusted EBITDA*	42,820	(7,642)	50,462	90,754	(12,134)	102,888
Cash flows provided by (used for) operations	62,291	(4,211)	66,502	142,056	(8,317)	150,373
Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2017	2016	Change	2017	2016	Change
Tons mined (millions)	21.1	26.2	(5.1)	42.9	47.7	(4.8)
Tons milled (millions)	7.5	7.2	0.3	14.8	14.7	0.1
Production (million pounds Cu)	39.4	30.6	8.8	80.6	59.5	21.1
Sales (million pounds Cu)	40.7	30.3	10.4	81.5	60.8	20.7

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Tons mined (millions)	21.1	21.8	18.5	21.5	26.2
Tons milled (millions)	7.5	7.3	7.3	7.4	7.2
Strip ratio	2.8	2.4	1.1	1.0	2.4
Site operating cost per ton milled (CAD$)	$7.67	$8.59	$9.13	$9.47	$9.67
Copper concentrate
Grade (%)	0.309	0.328	0.319	0.259	0.252
Recovery (%)	85.2	85.9	87.0	85.9	84.1
Production (million pounds Cu)	39.4	41.3	40.7	33.1	30.6
Sales (million pounds Cu)	40.7	40.8	40.4	29.8	30.3
Inventory (million pounds Cu)	4.6	5.9	5.6	5.4	2.1
Molybdenum concentrate
Production (thousand pounds Mo)	789	866	764	185	-
Sales (thousand pounds Mo)	794	859	798	105	-
Per unit data (US$ per pound produced)*
Site operating costs*	$1.08	$1.15	$1.23	$1.64	$1.77
By-product credits*	(0.11)	(0.15)	(0.11)	(0.06)	(0.03)
Site operating costs, net of by-product credits*	$0.97	$1.00	$1.12	$1.58	$1.74
Off-property costs	0.34	0.33	0.36	0.31	0.33
Total operating costs (C1)*	$1.31	$1.33	$1.48	$1.89	$2.07

OPERATIONS ANALYSIS

Second quarter results

Copper head grade at Gibraltar was 0.309% in the second quarter. Copper recovery for the quarter was 85% and was negatively impacted due to periodic occurrences of oxidized ore. Combined with strong mill throughput of 7.5 million tons of ore, the mine produced 39.4 million pounds of copper.

A total of 21.1 million tons were mined during the quarter at a strip ratio of 2.8 to 1.Waste stripping costs of $18.2 million (75% basis) were capitalized in the quarter primarily related to the Granite pit. During the quarter, approximately 1.9 million ore tons milled was drawn from the ore stockpile as planned. Site operating cost per ton milled* was $7.67 in the second quarter of 2017, which is lower than recent quarters due to the increased capitalization of stripping costs.

Site operating costs per pound produced* decreased to US$1.08 in the second quarter of 2017 from US$1.15 in the first quarter of 2017.

The molybdenum circuit continued to operate at design capacity in the period. A total of 0.8 million pounds of molybdenum were produced, with recoveries averaging 48%.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

By-product credits per pound produced* decreased to US$0.11 in the second quarter of 2017 from US$0.15 in the first quarter of 2017. The decrease was a result of negative provisional price adjustments for molybdenum and lower molybdenum sales volume in the second quarter.

Off-property costs per pound produced* were US$0.34 for the second quarter of 2017, which is consistent with recent periods.

Total operating costs (C1) per pound* decreased to US$1.31, a 67% reduction from the second quarter of 2016 due to increased copper production, higher molybdenum by-product credits due to the restart of the moly circuit in September 2016, and increased capitalized stripping costs in the current period.

GIBRALTAR OUTLOOK

Overall, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs. Copper prices have continued to strengthen in the third quarter of 2017, increasing to US$2.86 per pound as of August 1, 2017, which is 11% higher than the average LME copper price during the second quarter.

A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars. The Canadian dollar strengthened by approximately 2% during the second quarter of 2017, and has strengthened by a further 3% since June 30, 2017.

For the past four weeks, uncontrolled wildfires resulted in evacuation orders for a number of communities in the Cariboo where most of our Gibraltar employees reside. These evacuation orders have affected the complement of personnel who operate Gibraltar, and access to and from the mine was also significantly curtailed during this period. This has resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mining and milling operations are beginning to return to normal as some evacuation orders have been lifted over the past week. Third quarter copper sales volumes are expected to be up to 10% lower than the second quarter of 2017.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. During the second quarter of 2017, total expenditure of $4.6 million was incurred on the Florence Copper, Aley and New Prosperity projects. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. On February 28, 2017, the NI 43-101 technical report documenting these results was filed on www.sedar.com.

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated solvent extraction and electrowinning plant.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS - CONTINUED

New Prosperity

On July 18, 2017, Taseko received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity project site. The Province issued a Notice of Work, which is a multi-year permit from the Ministry of Energy & Mines that allows the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act.

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project.

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

Taseko will host a conference call on Thursday, August 3, 2017 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315- 0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until August 10, 2017 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 86630167.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016	2017	2016
Cost of sales	65,333	72,392	125,872	144,389
Less:
Depletion and amortization	(11,799)	(14,138)	(21,376)	(27,648)
Net change in inventory	(4,998)	(1,833)	(3,593)	(2,920)
Transportation costs	(5,492)	(4,012)	(10,709)	(7,605)
Site operating costs	43,044	52,409	90,194	106,216
Less by-product credits:
Molybdenum, net of treatment costs	(4,335)	-	(10,142)	-
Silver, excluding amortization of deferred revenue	(82)	(926)	(530)	(1,842)
Site operating costs, net of by-product credits	38,627	51,483	79,522	104,374
Total copper produced (thousand pounds)	29,531	22,973	60,474	44,588
Total costs per pound produced	1.31	2.24	1.31	2.34
Average exchange rate for the period (CAD/USD)	1.34	1.29	1.33	1.33
Site operating costs, net of by-product credits (US$ per pound)	0.97	1.74	0.99	1.76
Site operating costs, net of by-product credits	38,627	51,483	79,522	104,374
Add off-property costs:
Treatment and refining costs of copper concentrate	8,066	5,765	16,522	12,079
Transportation costs	5,492	4,012	10,709	7,605
Total operating costs	52,185	61,260	106,753	124,058
Total operating costs (C1) (US$ per pound)	1.31	2.07	1.32	2.09

credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized gains/losses on copper put options;
  Unrealized foreign currency gains/losses;
  Loss on settlement of long-term debt; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2017	2016	2017	2016
Net income (loss)	5,247	(19,384)	21,726	(20,899)
Unrealized (gain) loss on copper put options	373	(163)	425	-
Loss on copper call option	4,891	453	6,305	991
Unrealized foreign exchange gain	(6,249)	(2,052)	(8,926)	(21,677)
Loss on settlement of long-term debt	13,102	-	13,102	-
Other non-recurring expenses*	-	1,978	-	5,408
Estimated tax effect of adjustments	(3,059)	(590)	(3,072)	(1,664)
Adjusted net income (loss)	14,305	(19,758)	29,560	(37,841)
Adjusted EPS	0.06	(0.09)	0.13	(0.17)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on copper put options;
  Loss on copper call option;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2017	2016	2017	2016
Net income (loss)	5,247	(19,384)	21,726	(20,899)
Add:
Depletion and amortization	11,799	14,136	21,376	27,733
Amortization of share-based compensation expense	170	406	3,529	2,047
Finance expense	21,319	7,180	29,353	14,015
Finance income	(470)	(252)	(801)	(508)
Income tax expense (recovery)	5,740	(9,944)	17,767	(19,244)
EBITDA	43,805	(7,858)	92,950	3,144
Adjustments:
Unrealized (gain) loss on copper put options	373	(163)	425	-
Loss on copper call option	4,891	453	6,305	991
Unrealized foreign exchange gain	(6,249)	(2,052)	(8,926)	(21,677)
Other non-recurring expenses*	-	1,978	-	5,408
Adjusted EBITDA	42,820	(7,642)	90,754	(12,134)

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands)	2017	2016	2017	2016
Earnings (loss) from mining operations	34,661	(17,302)	78,511	(31,116)
Add:
Depletion and amortization	11,799	14,138	21,376	27,648
Earnings (loss) from mining operations before depletion
and amortization	46,460	(3,164)	99,887	(3,468)

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per tons milled amounts)	2017	2016	2017	2016
Site operating costs (included in cost of sales)	43,044	52,409	90,194	106,216

Tons milled (thousands) (75% basis)	5,611	5,417	11,100	11,024
Site operating costs per ton milled	$7.67	$9.67	$8.13	$9.63

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark-to-market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.